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                                                                 August 9, 2001

To the Stockholders of PJ America, Inc.

   PJ Acquisition Corp. (the "Purchaser"), an entity formed by several officers, directors and significant stockholders (the "Investor Group") of PJ America, Inc. ("PJAM"), hereby supplements its Offer to Purchase, dated July 20, 2001, pursuant to which the Purchaser is offering to purchase all of the outstanding shares of PJAM, not owned by the Purchaser or the Investor Group, at a price of $8.75 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto collectively constitute the "Offer"). Capitalized terms used herein without definition shall have the means ascribed to them in the Offer to Purchase.

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN DAYLIGHT TIME ON MONDAY, AUGUST 20, 2001, UNLESS THE OFFER IS EXTENDED.

   The Investor Group, which consists of Richard F. Sherman (Chairman of PJAM's Board of Directors), Douglas S. Stephens (PJAM's President, Chief Executive Officer and a director), Michael M. Fleishman (PJAM's Vice Chairman, Secretary and a director), Martin J. Hart (a PJAM director), Frank O. Keener (a PJAM director), Stephen P. Langford (a PJAM director), Michael J. Grisanti (a significant stockholder of PJAM), Jack A. Laughery (a significant stockholder of PJAM), and Mr. Sherman's adult children, Merida L. Sherman and Nicholas H. Sherman, join with the Purchaser in offering to purchase all of the Shares not owned by them. For the reasons set forth in the Offer to Purchase under the heading "Special Factors--Position of the Purchaser Regarding Fairness of the Offer and the Merger," each member of the Investor Group believes that the consideration to be received by PJAM's stockholders (other than the Purchaser and the members of the Investor Group) pursuant to the Offer and the Merger is fair to and in the best interests of PJAM's stockholders (other than the Purchaser and the members of the Investor Group), that the transaction is substantively fair, and that the process followed by PJAM was procedurally fair.

   PJAM's Board of Directors, by unanimous decision of those directors participating (a majority of whom are not employees of PJAM) and based upon the unanimous recommendation of a Special Committee of independent directors:

  . determined that each of the Offer, the Merger and the Merger Agreement is advisable, fair to and in the best interests of PJAM and its stockholders (other than the Purchaser and the Investor Group);

  . approved the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement; and

  . recommended that PJAM's stockholders accept the Offer and tender their shares pursuant to the Offer, and, if applicable, approve and adopt the Merger Agreement and the Merger.

   The Offer is conditioned upon a number of things, including there being validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of PJAM's common stock that together with the shares already owned by the Purchaser and the Investor Group represent at least 90% of the then outstanding shares; an absence of any material adverse change to PJAM; and consummation of financing sufficient to complete the transactions. All conditions, other than those relating to regulatory or governmental approval, must be satisfied prior to the expiration of the Offer. The Purchaser has received a financing commitment letter which it believes will enable it to pay for the Shares tendered in the Offer and acquired in the Merger.

   Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for additional copies of the Offer to Purchase, this letter, the Letter of Transmittal and related materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:


                Brokers and Banks Call Collect: (212) 440-9088
                   All Others Call Toll Free: (800) 223-2064

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